A special meeting of Fidelity Cash Central Fund's shareholders was held on April 18, 2012. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1
To modify the fund's fundamental concentration policy.
	# of Votes	% of Votes
Affirmative	34,386,236,888.00	100.000
Against	0.00	0.000
Abstain	0.00	0.000
TOTAL	34,386,236,888.00	100.000

A special meeting of Fidelity Securities Lending Cash Central Fund's shareholders was held on April 18, 2012. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1
To modify the fund's fundamental concentration policy.
	# of Votes	% of Votes
Affirmative	16,712,472,536.65	100.000
Against	0.00	0.000
Abstain	0.00	0.000
TOTAL	16,712,472,536.65	100.000